DIOGENES DIGITAL, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Diogenes Digital, Inc.
Denver, Colorado

We have reviewed the accompanying financial statements of Diogenes Digital, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

June 17, 2024
Los Angeles, California

DIOGENES DIGITAL, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31, (USD $ in Dollars)	2023	2022
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 132,362	$ 34,010
Prepaids and Other Current Assets	-	800
Total Current Assets	**132,362**	**34,810**
Total Assets	$ **132,362**	$ **34,810**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 1,531	$ 1,458
Related Party Loans	1,237,135	1,199,135
Total Current Liabilities	**1,238,666**	**1,200,593**
Simple Agreement for Future Equity (SAFEs)	736,667	-
Total Liabilities	**1,975,333**	**1,200,593**
STOCKHOLDERS EQUITY		
Common Stock	39	43
Additional Paid in Capital	75,313	11,845
Accumulated Deficit	(1,918,323)	(1,177,671)
Total Stockholders' Equity	**(1,842,971)**	**(1,165,783)**
Total Liabilities and Stockholders' Equity	$ **132,362**	$ **34,810**

See accompanying notes to financial statements.

DIOGENES DIGITAL, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	-	$	-
Cost of Goods Sold		-		-
Gross Profit		**-**		**-**
Operating Expenses				
General and Administrative		654,471		789,829
Sales and Marketing		69,514		30,669
Total Operating Expenses		**723,985**		**820,498**
Operating Loss		**(723,985)**		**(820,498)**
Other Loss/(Income)		16,667		(8)
Loss before Provision for Income Taxes		**(740,652)**		**(820,490)**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	**$**	**(740,652)**	**$**	**(820,490)**

See accompanying notes to financial statements.

DIOGENES DIGITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2021	6,450,000	$ 65	$ 1,421	$ (357,181)	$ (355,695)
Stock Buyback, cancelled	(2,200,000)	(22)	4,022	-	4,000
Share-Based Compensation	-	-	6,402	-	6,402
Net Loss	-	-	-	(820,490)	(820,490)
Balance—December 31, 2022	4,250,000	43	11,845	$ (1,177,671)	$ (1,165,783)
Issuance of Stock	7,500	0	25,055	-	25,055
Stock Buyback, cancelled	(400,000)	(4)	4	-	-
Share-Based Compensation	-	-	38,409	-	38,409
Net Loss	-	-	-	(740,652)	(740,652)
Balance—December 31, 2023	3,857,500	$ 39	$ 75,313	$ (1,918,323)	$ (1,842,971)

See accompanying notes to financial statements.

DIOGENES DIGITAL, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(740,652)	$	(820,490)
Adjustments to reconcile net loss to net cash used in operating activities:				
Share-based Compensation		38,409		6,402
Fair Value In Excess Of Stated Value Of Derivative Instrument		56,667		-
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		800		-
Credit Cards		73		1,458
Net Cash Used In Operating Activities		**(644,703)**		**(812,630)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net Cash Provided By/(Used In) Investing Activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issuance of stock		25,055		4,000
Borrowing on Related Party Loans		38,000		835,000
Proceeds from issuance of SAFEs		680,000		-
Net Cash Provided By Financing Activities		**743,055**		**839,000**
Change in Cash and Cash Equivalents		98,352		26,370
Cash—Beginning of the Year		34,010		7,640
Cash—End of the Year	**$**	**132,362**	**$**	**34,010**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Diogenes Digital, Inc. was incorporated on September 18, 2020 in the state of Colorado. The financial statements of Diogenes Digital, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Denver, Colorado.

UnVale is a social platform for creative development. We are pre-revenue but plan to provide a premium SaaS service as well as a revenue share with top platform creators.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Diogenes Digital, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company is pre-revenue but plan to provide a premium SaaS service as well as a revenue share with top platform creators.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2022 amounted to $69,514 and $30,669, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 17, 2024, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2023		2022	
Employee Cash Advances	$	-	$	800
Total Prepaids and Other Current Assets	$	-	$	800

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock at a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 3,857,500 and 4,250,000 shares were issued and outstanding, respectively.

5. SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

For The Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$ -	$ -	-
Granted	1,590,000	0.10	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	$ 1,590,000	$ 0.10	9.81
Exercisable Options at December 31, 2022	$ -	$ 0.10	9.81
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	$ 1,590,000	$ 0.10	8.81
Exercisable Options at December 31, 2023	$ 485,833	$ 0.10	8.81

Stock option expense for the years ended December 31, 2023, and December 31, 2022, was $38,409 and $6,402, respectively.

6. DEBT

Related Party Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Casey Lawlor	$ 168,500	4.50%	1/15/2023	4/30/2023	$ 132,135	$ -	$ 132,135	$ -	$ -	$ -
Promissory Note - Casey Lawlor	50,000	1.00%	6/1/2021	4/30/2023	50,000	-	50,000	50,000	-	50,000
Promissory Note - Casey Lawlor	300,000	1.00%	12/1/2021	4/30/2023	300,000	-	300,000	300,000	-	300,000
Promissory Note - Casey Lawlor	425,000	1.21%	7/1/2022	4/30/2023	425,000	-	425,000	425,000	-	425,000
Promissory Note - Casey Lawlor	330,000	3.08%	10/1/2022	4/30/2023	330,000	-	330,000	330,000	-	330,000
Promissory Note - Casey Lawlor	643,635	0.00%	11/20/2020	11/20/2020	-	-	-	94,135		94,135
Total					$ 1,237,135	$ -	$ 1,237,135	$ 1,199,135	$ -	$ 1,199,135

The summary of the future maturities is as follows:

For The Year Ended December 31,	
2024	$ 1,237,135
2025	-
2026	-
2027	-
2028	-
Thereafter	-
Total	**$ 1,237,135**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	2023	2022
Safes I - II	Fiscal Year 2023	$ 6,000,000	$ 150,000	80%	$ 150,000	$ -
Safe III-VII	Fiscal Year 2023	7,000,000	280,000	80%	280,000	-
Safe VIII	Fiscal Year 2023	2,750,000	250,000	N/A	250,000	
Fair value in excess of stated value of derivative instrument					56,667	
Total SAFE(s)			$ 680,000		$ 736,667	$ -

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For The Year Ended December 31,	2023	2022
Net Operating Loss	$ (189,237)	$ (207,937)
Valuation Allowance	189,237	207,937
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (488,433)	$ (299,197)
Valuation Allowance	488,433	299,197
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,911,677, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,911,677. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

From June 1, 2021 through January 15, 2023, the company issued five promissory notes to its founder and the CEO, Casey Lawlor, in the aggregate amount of $1,273,500. The notes bear interest rate in range from 1% to 4.5% per annum. Maturity date is set to April 30, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance on notes $1,273,500 and $1,119,135, respectively.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through June 17, 2024, which is the date the financial statements were available to be issued.

In 2024, the company paid-off the one of the five promissory notes issued to its founder and the CEO, Casey Lawlor, amounting to $50,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $723,985, an operating cash flow loss of $644,703 and liquid assets in cash of $132,362, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.